Filed by Wachovia Corporation pursuant to

Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to

Rule 14a-6(b) under the Securities Exchange

Act of 1934, as amended

Subject Company:

Golden West Financial Corporation

Commission File No.: 1-4629

Date: August 8, 2006

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”) and Golden West Financial Corporation (“Golden West”) and the combined company following the proposed merger between Wachovia and Golden West (the “Merger”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Westcorp and Wachovia’s related acquisition of WFS Financial Inc (“WFS Financial”), a subsidiary of Westcorp, completed on March 1, 2006 (the “Westcorp Transaction”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Westcorp Transaction, (iii) statements regarding certain of Wachovia’s and/or Golden West’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or Golden West in connection with the Merger or the businesses of Wachovia, Westcorp and WFS Financial in connection with the Westcorp Transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger or the Westcorp Transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Merger or the Westcorp Transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Westcorp Transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of Wachovia’s and/or Golden West’s shareholders to approve the Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or Golden West conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or Golden West’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and Golden West’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and Golden West’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Merger or other matters and attributable to Wachovia or Golden West or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and Golden West do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Merger will be submitted to Wachovia’s and Golden West’s shareholders for their consideration. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed Merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the definitive joint proxy statement/prospectus and the SEC filings incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Attn: Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510) 445-3420.

THE FOLLOWING NEWS RELEASE WAS ISSUED BY WACHOVIA ON AUGUST 8, 2006

Media Contacts:

Aimee Worsley

704-715-2005

Caren Roberson

949-753-3711

Alison Rice

704-383-5644

Press Release – Aug. 8, 2006

WACHOVIA ANNOUNCES COMMUNITY COMMITMENT

FOR CALIFORNIA

Plan Developed with Community Input Targets Broad Array of Community Needs

Charlotte, N.C. – Wachovia Corporation today announced a community plan in California for its proposed merger with Golden West Financial Corporation. The plan includes a financial commitment of $150 billion over ten years.

Wachovia and Golden West announced their agreement to merge on May 7, and the transaction is expected to be completed in the fourth quarter of 2006, subject to normal regulatory and shareholder approvals.

The plan was developed with extensive community input. Wachovia talked with representatives from more than 100 California community groups to learn about community needs in the state.

“At Wachovia, we want every community we serve to be stronger because we are there,” said Ken Thompson, chairman and CEO. “We’re deliberate in our approach to this work, partnering with community leaders to determine how we can best meet local needs. We look forward to strengthening California’s communities for years to come.”

Highlights of the community plan, which would go into effect upon completion of the merger, include:

•	$70 billion in affordable mortgages.
•	$60 billion in low- to moderate-income consumer loans.
•	$15 billion in small business loans.
•	$4 billion in multi-family housing and community development loans.
•	$400 million in community development investments.
•	$145 million in support of philanthropic activities.

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California Community Commitment page 2

•	$15 million in down payment mortgage assistance for low- and moderate-income homebuyers.
•	$10 million in technical assistance to minority-owned small businesses.
•	Adaptation of Wachovia’s financial literacy program to the California market.
•	A commitment to spend at least 15 percent of the company’s sourceable spend with California minority-owned businesses over ten years.
•	Expanding Wachovia’s Community Development Advisory Council with additional community leaders from California.

Wachovia has also committed to review the plan with California community leaders every two years to ensure that these goals continue to accurately represent Wachovia’s market presence and capabilities in California.

The merger of Golden West and Wachovia will bring together two strong community development programs. Wachovia has an “outstanding” Community Reinvestment Act (CRA) rating from the Office of the Comptroller of the Currency. Golden West has an “outstanding” CRA rating from the Office of Thrift Supervision.

Last month, Wachovia reinforced its commitment to California by naming Oakland its Western Banking Group regional headquarters for the General Bank. The General Bank includes all of Wachovia’s consumer, small business and commercial lending and will comprise almost 70 percent of Wachovia’s revenues once the proposed merger is complete.

During 2005, Wachovia:

•	Provided more than $25.6 billion in community loans and investments to revitalize neighborhoods.
•	Contributed $105 million to charitable organizations through company and foundation giving.
•	Was named one of the nation’s Top 10 corporate donors by BusinessWeek magazine.
•	Provided $12 million in community development grants and in-kind donations.
•	Provided more than $12.2 billion in small business loans, making Wachovia the #1 small business lender by dollar volume in its markets for the fourth year in a row.
•	Invested $283 million in equity to create more than 4,500 affordable rental-housing units.
•	Logged more than 650,000 hours of employee volunteer community service.
•	Formed a partnership with the National Association of Minority Automobile Dealers (NAMAD), pledging $1 billion in financing over five years as well as support for financial training and other educational initiatives.
•	Helped an average of 450 lower-income families buy a home each week.
•	Helped create more than 1,400 jobs in low-income communities by lending $107 million to finance New Markets Tax Credit (NMTC) projects.
•	Trained more than 22,000 lower-income families and individuals in PC, Internet and money management skills through our financial literacy program. Employee volunteers partnered with community groups to offer classes in English and Spanish.

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California Community Commitment page 3

Wachovia Corporation (NYSE:WB) is one of the nation’s largest diversified financial services companies, providing 13.4 million household and business relationships with a broad range of banking, asset management, wealth management and corporate and investment banking products and services. Wachovia has retail and commercial banking operations in 16 states with 3,109 offices from Connecticut to Florida and west to Texas and California. Two core businesses operate under the Wachovia Securities brand name: retail brokerage in 49 states and in Latin America, and corporate and investment banking in selected industries nationwide. Globally, Wachovia serves clients through more than 40 international offices. Online banking is available at wachovia.com; online brokerage products and services at wachoviasec.com, and investment products and services at evergreeninvestments.com. Wachovia had assets of $553.6 billion, market capitalization of $86.0 billion and stockholders’ equity of $48.9 billion at June 30, 2006.

The proposed merger with Golden West Financial Corporation (NYSE: GDW), parent of World Savings Bank, is expected to close in the fourth quarter of 2006, pending shareholder and regulatory approval. With this proposed merger, Wachovia would strengthen its position in California, Texas, Florida, New Jersey and New York, and enter attractive metropolitan areas in five additional states: Arizona, Colorado, Illinois, Kansas and Nevada. The combined company would serve banking customers through 3,400 offices in 21 states and Washington, D.C. In addition, Wachovia would gain mortgage lending operations under the World Savings Bank name in 39 states.

The proposed merger between Wachovia and Golden West will be submitted to Wachovia’s and Golden West’s shareholders for their consideration. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC because they contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510)-445-3420.

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